i2 Technologies, Inc.

11701 Luna Road

Dallas, Texas 75234

August 3, 2005

By EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	i2 Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2004 filed March 16, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2005 filed May 10, 2005

Dear Ms. Collins:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 27, 2005 (the “Comment Letter”) with respect to the Form 10-K and the Form 10-Q referred to above. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8: Stock Transactions, page F-22

1.	We note that the dividends on the Series B preferred stock may be paid in cash or additional shares of the Series B preferred stock at your option. Tell us how you have considered Issue 10 of EITF 00-27 in accounting for dividends on your Series B preferred stock. Specifically address in your response how you are measuring and accounting for the intrinsic value of convertible instruments issued as PIK dividends on your preferred stock.

Response to Comment 1.

The Company’s Series B convertible preferred stock was issued on June 3, 2004, containing a conversion price of $23.15 per share. This per share amount gives effect to our reverse stock split at a 1 for 25 ratio which was effected on February 16, 2005. Our first dividend payable on the Series B convertible preferred stock was December 31, 2004. This dividend was paid in-kind via issuance of additional Series B preferred shares. The market price of our common stock on December 31, 2004 was $17.25. As required pursuant to Issue 10 of EITF 00-27, the fair value of our stock at the dividend declaration date is used to measure the intrinsic value of the conversion option embedded in the PIK instrument. As the market price of our common stock was less than the conversion price of the PIK shares, no value was allocated to the conversion option.

Securities and Exchange Commission

August 3, 2005

Note 9: Stockholders’ Equity (Deficit) and Loss per Common Share, pages F-22 to F-24

2.	We note that you use the if-converted method for the Series B preferred stock in determining your earnings for share. Tell us if your Series B preferred stock is considered a participating security pursuant to EITF 03-6 and if so, how you considered presenting earnings per share pursuant to the two-class method.

Response to Comment 2.

Our Series B preferred stock is considered a participating security pursuant to EITF 03-6, in that upon a dividend to common stockholders, holders of Series B preferred shares would be entitled to receive an equivalent dividend based on the number of shares of common stock into which the Series B preferred stock is convertible.

We have considered presentation of earnings per share (EPS) using the two-class method. Pursuant to Issue 7 of EITF 03-6, we noted that participating securities should be included in the computation of basic EPS using the two-class method when the effect of the participating securities is dilutive. For the year ended December 31, 2004 and the quarter ended March 31, 2005, we experienced a net loss. The holders of our Series B preferred stock do not have a contractual obligation to share in our losses, and thus inclusion of the Series B preferred stock in the EPS calculation would be anti-dilutive. Accordingly the Series B preferred stock has been excluded from the calculation of net loss per share for the year ended December 31, 2004 and the quarter ended March 31, 2005.

Additionally, based on the market value of our common stock relative to the conversion price of our Series B preferred stock, to date the inclusion of Series B preferred stock in our EPS calculation would have been anti-dilutive. Accordingly, no effect has been given to the calculation of basic or diluted EPS for the Series B preferred stock.

In future periods, we will carefully evaluate this issue, and to the extent dilutive we will include the Series B preferred stock in our calculation of basic EPS following the two-class method and diluted EPS following the if-converted method. We are in the process of preparing a 10-K/A for the year ended December 31, 2004 and a 10-Q/A for the three months ended March 31, 2005. We will clarify our disclosure of our use of the two-class method for computing basic EPS in the footnotes of our amended filings.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

August 3, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional comments or questions, please direct such questions to me at (469) 357-4788 or Bruce B. Wood of Dechert LLP, counsel to the Company, at (212) 698-3531.

Very truly yours,

/s/ Mark E. Trivette
Mark E. Trivette
Sr. Director, Corporate Accounting
cc:	Bruce B. Wood, Esq.